SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K for 1 December 2005

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F.)

Form 20-F __X__ Form 40-F _____

Enclosures:

Announcement of transactions of directors of the company or directors of major
subsidiaries of the company in securities of Sasol Limited dated 7 November 2005 to
18 November 2005

1. 7 November 2005
2. 9 November 2005
3. 18 November2005

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol")

DEALING IN SECURITIES BY THE SASOL LIMITED COMPANY SECRETARY

In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Limited, we hereby announce the following transactions in securities
of Sasol ("the Company")by the Company Secretary of the Company:

Name	N L Joubert
Office held	Company Secretary
Company	Sasol Limited
Date transaction effected	4 November 2005
Option offer date	29 October 1999
Option offer price	R42,30
Exercise date	4 November 2005
Exercise price	R218,00
Selling price per share	R217,44
Number of shares	6 700
Total value	R1 456 848
Class of shares	Ordinary no par value
Nature of transaction	Sale of shares pursuant to exercise and implementation of options
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

7 November 2005
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol")

DEALING IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY OF SASOL
LIMITED

In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Limited, we hereby announce the following transaction in securities
of Sasol ("the Company") by a director of a major subsidiary of the
Company:

Name	T Bates
Office held	Director of Sasol Synfuels (Pty) Limited
Company	Sasol Limited
Date transaction effected	7 November 2005
Selling price per share	R220,00
Number of shares	5 000
Total value	R1 100 000
Class of shares	Ordinary no par value
Nature of transaction	Sale of shares
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

9 November 2005
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol")

DEALING IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY OF SASOL
LIMITED

In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Limited, we hereby announce the following transactions in securities
of Sasol ("the Company")by a director of a major subsidiary of the
Company:

Name	C F Rademan
Office held	Director of Sasol Synfuels (Pty) Limited
Company	Sasol Limited
Date transaction effected	18 November 2005
Option offer date	29 October 1999
Option offer price	R42,30
Exercise date	12 November 1999
Exercise price	R41,90
Selling price per share	R227,50
Number of shares	1 000
Total value	R227 500
Class of shares	Ordinary no par value
Nature of transaction	Sale of shares pursuant to exercise and implementation of options
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

18 November 2005
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Date: 1 December 2005

By: /s/ N L Joubert
       Name: Nereus Louis Joubert
       Title: Company Secretary